# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monte Rosa Therapeutics, Inc., CIK 0001826457
CUSIP: 61225M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 HARRISON AVENUE, SUITE 900, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-023735
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 8,876,346; shared voting power 0; sole dispositive power 8,876,346; shared dispositive power 0; aggregate amount beneficially owned 8,876,346 (9.99% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,876,346; shared voting power 0; sole dispositive power 8,876,346; shared dispositive power 0; aggregate amount beneficially owned 8,876,346 (9.99% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,876,346; shared voting power 0; sole dispositive power 8,876,346; shared dispositive power 0; aggregate amount beneficially owned 8,876,346 (9.99% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,876,346; shared voting power 0; sole dispositive power 8,876,346; shared dispositive power 0; aggregate amount beneficially owned 8,876,346 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Monte Rosa Therapeutics, Inc.
Address of issuer's principal executive offices: 321 HARRISON AVENUE, SUITE 900, Boston, MA 02118

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. This Amendment No. 2 is being filed jointly by the Reporting Persons.
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:
c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 2 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock ("Common Stock") of Monte Rosa Therapeutics, Inc. (the "Issuer") directly held by each of Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as 4,530,610 shares of Common Stock that may be acquired upon exercise of 4,530,610 pre-funded warrants with no expiration date with an exercise price of $0.0001 per share of Common Stock ("Pre-funded Warrants"), subject to the limitations on exercise described below.

The percentage of beneficial ownership for each of the Reporting Persons reported herein and the information set forth below is based on 84,321,705 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 7, 2026, as well as 4,530,610 shares of Common Stock that may be acquired upon exercise of 4,530,610 Pre-funded Warrants, subject to the limitations on exercise described below. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On January 23, 2026, the Adviser on behalf of the Funds submitted written notice to the Issuer to increase the Maximum Percentage (as defined below) from 4.99% to 9.99% on the Pre-funded Warrants held by 667 and Life Sciences, As a result effective March 25, 2026, the Pre-funded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

As a result of these restrictions, the number of shares of Common Stock that may be issued upon exercise of the Pre-funded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The Funds beneficially own 4,345,736 shares of Common Stock directly held by the Funds as well as 4,530,610 shares of Common Stock that may be acquired upon exercise of 4,530,610 Pre-funded Warrants. 667 beneficially owns 0.82% and Life Sciences beneficially owns 9.17% of the outstanding Common Stock.
Sole power to vote or to direct the vote: 667 directly holds 354,158 shares of Common Stock as well as 374,462 shares of Common Stock that may be acquired upon exercise of 374,462 Pre-funded Warrants and Life Sciences directly holds 3,991,578 shares of Common Stock as well as 4,156,148 shares of Common Stock that may be acquired upon exercise of 4,156,148 Pre-funded Warrants.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 667 directly holds 354,158 shares of Common Stock as well as 374,462 shares of Common Stock that may be acquired upon exercise of 374,462 Pre-funded Warrants and Life Sciences directly holds 3,991,578 shares of Common Stock as well as 4,156,148 shares of Common Stock that may be acquired upon exercise of 4,156,148 Pre-funded Warrants.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (05/15/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (05/15/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (05/15/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (05/15/2026)